Exhibit 99.3

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: CTRP)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 25, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Ctrip.com International, Ltd. (the “Company”) will be held at Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, on October 25, 2019 at 12:00 pm (Shanghai/Hong Kong time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolutions:

“RESOLVED, as a special resolution:

THAT the name of the Company be changed from ‘Ctrip.com International, Ltd.’ to ‘Trip.com Group Limited’;”

The Board of Directors of the Company (the “Directors”) has fixed the close of business on September 12, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to vote at, the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Shareholders and ADS holders may obtain a copy of the Company’s 2018 annual report on Form 20-F, free of charge, from the Company’s website at http://ir.ctrip.com, or by writing to Investors Relations Department, Ctrip.com International, Ltd., Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or by email to iremail@ctrip.com.

By Order of the Board of Directors,
Ctrip.com International, Ltd.

/s/James Jianzhang Liang
Executive Chairman

Shanghai, China

September 9, 2019